

August 7, 2012

<u>Via E-mail</u>
Ms. Erin D. Pickens
Chief Financial Officer
Stratus Properties Inc.
212 Lavaca St., suite 300
Austin, TX 78701

      RE: **Stratus Properties Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              File No. 0-19989

Dear Ms. Pickens:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Daniel L. Gordon

              Daniel L. Gordon
              Branch Chief